Dacia Bryant RPh MS CDCES

Results-driven, organized professional with 25+ years of experience in management productivity and operational efficiency. Offers exemplary cost-saving initiatives and a proven leadership style.

- Equipped with a track record of independently managing pharmacy operations and floor staff across large-scale retail environments. Utilizing best-practices, subject matter expertise and firm work ethic within the hospital setting.
- Creative and flexible with ability to collaborate with organizational levels to reach the goals within the timeframes.
- Adept in strategic planning and implementation, quality improvement measures, inspection and inventory controls.
- Possesses the utmost passion for championing institutional culture through vigorous administration of the staff operations and leverages the ability to adhere steadily to the regulatory standards, policies, and laws in a professional manner.

Professional Experience

Monarch Village GH Inc., Accra Ghana
Chief Health Officer | Jan 2024 – Present

- Provide health oversight to the community of residents.
- Create health policies and protocols for the company.

New York City Health & Hospitals Corporation-Kings, Brooklyn, New York
Assistant Director of Pharmacy Level I | Nov 2019 – June 2022
Outpatient Pharmacy Supervisor Level II | Sept 2018 – Nov 2019
Health System Pharmacist Level I | Mar 2016 – Aug 2018

Command the routine operations, staff management, policy compliance, and other institutional aspects synchronously.

- Direct staff members comprising two supervisors , 8 pharmacists and 10 pharmacy technicians.
- Conduct performance evaluations, counseling and daily staff deployment to other critical pharmacy service areas.
- Strengthen the implementation of proper infectious disease protocol as well as the availability of PPE supplies.
- Devised outpatient clinic practice auditing to control proper ordering of medications in a clinic setting, advanced an expired medication protocol to remove outdates before the expiration and monitored pyxis inspection schedules.
- Aptly manage adequate usage of the 340B medications and monitor the medication transfer within the hospital.
- Oversee the inventory ordering process to maintain a lean pharmacy to prevent budget overspending. Engaged with Patient Assistance Program to enroll patients for medication assistance and stimulate cost-saving for the institution.
- Coordinate with the primary care and specialty clinics to elevate patient satisfaction within the system.
- Participate regularly in counseling and disciplinary sessions between the employees and union delegates when needed.

inVentiv Health for GlaxoSmithKline, Somerset, New Jersey
Diabetes Care & Education Specialist | Jun 2015 – Nov 2015

- Communicated daily with patients with diabetes to determine level of understanding with regard to their diagnosis.
- Rendered extensive assistance in educating patients concerning diabetes medications and maintaining health.
- Researched pertinent details about diabetes care with the primary goal of supporting diverse patients,

Walmart, Secaucus, New Jersey
Pharmacist | Apr 2011 – Jun 2015

Functioned in chairing the performance of the pharmacy workflow and contributed to the efficiency of the business model.

- Employed expertise in spearheading the operations of the store on a day-to-day basis utilizing healthcare knowledge.
- Served diverse customers by dispensing medications with accuracy following the physician order.
- Complied with the state and federal drug law and regulations consistently to guarantee optimum pharmacy dispensing.

Other Professional Experience

Walmart, Deptford, New Jersey
Pharmacist-In-Charge | Apr 2006 – Mar 2011

- Played an integral role in undertaking pharmacy management, including the packaging, labeling, and safeguarding of the products while directing a staff and addressing customers questions, overseeing store operations, and adhering to all the policies.

Rite Aid, New York & New Jersey

Staff Pharmacist & Supervising Pharmacist | Jun 2002 – Apr 2006

- Leveraged patient relationships to improve community pharmacy support, increase physician referral and grow the business.

Stop and Shop Supermarket Companies

Supervising Pharmacist | Dec 1997- August 2001

- Spearheaded the launch of a new pharmacy operation as the supervising pharmacist, overseeing all aspects of its establishment.
- Developed a robust customer base and relationship-building initiatives to drive sustained business growth.
- Delivered personalized healthcare solutions to both supermarket shoppers and staff, enhancing the overall customer experience.

Pro-Unlimited for Pfizer Inc., New York City

Quality Reviewer & Worldwide Safety Consultant | Apr 2003 – Oct 2004

Performed MedWatch evaluations to characterize serious versus not serious events and report to the FDA as required.

Education

Master of Science in Healthcare Policy & Management, Stonybrook University, Stonybrook, NY, May 2002

Bachelor of Science in Pharmacy, St. John's University, Queens, New York, 1996

Certificates, License & Training

Yellow Belt Six Sigma Course, Six Sigma Global Institute| Aug. 2020

APhA Pharmacy-Based Cardiovascular Disease Risk Management Certificate, APhA | April 2019

APhA Pharmacist & Patient-Centered Diabetes Care Certificate, APhA | March 2019

APhA Delivering Medication Therapy Management Services Certificate, APhA | Nov. 2018

Diabetes Care & Education Specialist, CBDCE| Nov. 2013

Certified Immunizer, AphA | 2010

Advanced Certificate in Community Health Education, Stonybrook University | May 2002

Registered Pharmacist – New York & New Jersey License| Aug. 1996 & Jan. 2005

Professional Affiliations

Member, American Diabetes Association Advisory Board – DSMES | Term June 2020 – June 2022

Member, Pharmacy & Therapeutics (P&T) – New York City Health & Hospitals Corporation | Nov. 2020 – June 2022

Education Chair, Garden State Association of Diabetes Educators (GSADE) | 2013 – 2017

Member, American Association of Diabetes Educators (AADE) | 2013 – 2022

Achievement & Awards

Innovator of the Year Recipient, Metropolitan New York Association of Diabetes Educators | 2019

Volunteer Works

Volunteer, Queens Hospital Diabetes Center of Excellence | 2012 – 2013

Technical Skills

Microsoft Office Suite (Word, Excel, PowerPoint, Outlook)